UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value
(Title of Class of Securities)

G989A3109
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2019 through July 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON PANG Fung Ming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
	7	SOLE VOTING POWER 3,228,506 (1)
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 3,228,506 (1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,506 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)	(a) On August 31, 2019, the Issuer closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited (“ZYI”), the parent of China Bio-Technology Holdings Limited (“China Bio”). Pursuant to the Share Exchange, ZYI exchanged all of the shares that it held in China Bio for 161,500,000 ordinary shares of the Issuer. As ZYI was owned of record by Mr. Yau Sing Tang in trust for the benefit of Prime Legend Limited (20%) and 4 other persons, and as the Reporting Person is the sole officer, director and shareholder of Prime Legend Limited, 32,300,000 shares were deemed to be beneficially owned by the Reporting Person.

CUSIP No. G989A3109	13D	Page 3 of 5

(b) On May 4, 2020, Mr. Tang resigned as sole director of ZYI and the Reporting Person was appointed as one of two directors of ZYI with shared voting and dispositive power over the shares of the Issuer owned by it. As a result, the Reporting Person had shared voting and dispositive power over an aggregate of 161,500,000 shares of the Issuer.

(c) On May 27, 2020, ZYI sold an aggregate 9,911,920 ordinary shares in a private transaction, thereby reducing the beneficial ownership of the Reporting Person to 151,588,080 shares, over which she had shared voting and dispositive power.

(d) On July 24, 2020, the Issuer effected a 1:10 reverse stock split of its outstanding ordinary shares, which reduced the number of shares over which the Reporting Person had shared voting and dispositive power to 15,158,808 ordinary shares.

(e) On July 24, 2020, ZYI sold an aggregate of 976,867 ordinary shares, resulting in a reduction of the Reporting Person’s beneficial ownership interest to 14,181,941 shares.

(f) On July 15, 2021, 300,000 stock options vested out of a grant to the Reporting Person on May 4, 2020 of 600,000 stock options, increasing the Reporting Person's beneficial ownership to 14,481,941 ordinary shares.

(g) On December 2, 2021, the Reporting Person exercised the 300,000 stock options on a cashless basis, resulting in the issuance of 272,118 ordinary shares to the Reporting Person and reducing the Reporting Person’s total beneficial ownership to 14,454,059 ordinary shares.

(h) On December 30, 2021, ZYI transferred its entire equity interest in the Issuer consisting of 14,181,941 ordinary shares, 2,656,388 of which were transferred to Prime Legend Limited. After the transfer, the Reporting Person’s beneficial ownership consisted of the 272,118 ordinary shares owned of record by her and the 2,656,388 shares owned of record by Prime Legend Limited, for a total of 2,928,506 ordinary shares, over all of which she had sole voting and dispositive power.

(i) On July 15, 2022, the Reporting Person’s remaining 300,000 stock options vested, as a result of which her beneficial ownership of the Issuer consisted of 272,118 ordinary shares owned of record by her, 300,000 shares underlying stock options and 2,656,388 shares owned of record by Prime Legend Limited, for a total of 3,228,506 ordinary shares. The Reporting Person has sole voting and dispositive power over all of these shares.

(2)	This calculation is based on 17,699,618 ordinary shares issued and outstanding as of the date of filing this Schedule 13D.

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Item 1.  Security and Issuer

This Schedule 13D relates to the $0.001 par value ordinary shares of Zhong Yuan Bio-Technology Holdings Limited, a corporation organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Item 2.  Identity and Background

(a)	Name: This Schedule 13D is being filed by Fung Ming Pang, the Chief Financial Officer and a Director of the Issuer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Present Principal Occupation: The Reporting Person is the Chief Financial Officer and a Director of the Issuer.

(d)	Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of Hong Kong SAR of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

There were no personal funds used by the Reporting Person in the acquisition of any of the ordinary shares of the Issuer. The Reporting Person's beneficial ownership resulted from her status as the sole officer, director and shareholder of Prime Legend Limited. which was a beneficiary of the trust that acquired ordinary shares pursuant to the Share Exchange and the recipient of shares from ZYI and from the vesting and cashless exercise of stock options of the Issuer.

Item 4.  Purpose of Transaction

The Reporting Person has held, and continues to hold, all shares of the Issuer owned by her for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)       The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

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(b)       The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

(c)       The Reporting Person has not entered into any transactions in the shares during the sixty days immediately prior to the filing of this Schedule 13D.

(d)        As of the date of filing this Schedule 13D, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2024	/s/ Fung Ming Pang
Fung Ming Pang